EXHIBIT 99.1

FOR FURTHER INFORMATION:

AT LJI: Betty Ho Vice President, Corporate Development Ph: 011-852-2170-0001 betty@ljintl.com	AT INVESTOR RELATIONS INTL: Haris Tajyar Managing Partner Ph: 818-981-5300 htajyar@irintl.com

FOR IMMEDIATE RELEASE
AUGUST 22, 2003

LJ INTERNATIONAL INC. NAMES DANIE TANGCHAI
TO HEAD NEW U.S. OFFICE, LEAD PRODUCT DEVELOPMENT

HONG KONG and LOS ANGELES — August 22, 2003 — LJ International Inc. (NasdaqNM: JADE), one of the fastest growing fine jewelry companies in the world, today announced that it has named longtime jewelry industry executive Danie Tangchai, 45, to head its new U.S. office and lead product development company-wide.

Mr. Tangchai will serve as Vice President, Product Development and Merchandising and will be based at LJI’s new U.S. headquarters in Southern California. He will lead the Company’s expanded marketing effort in North America as well as product development for all markets, including Europe, North America, Latin America and Asia. His appointment is part of LJI’s growth strategy of developing new marketing channels in the U.S. as well as diversifying its line of products.

Chairman and CEO Yu Chuan Yih said, “We are very pleased to have someone with Mr. Tangchai’s depth of experience in all key aspects of jewelry marketing, design and distribution. His extensive experience in the U.S. market is especially valuable to us. He knows and understands the tastes of the American consumer well, and will help LJI continue its growth with his expertise in design and distribution aimed at U.S. buyers.”

Mr. Tangchai’s 18 years of management experience include 13 years in jewelry and gemstone manufacturing, nine years of executive-level management for product development and merchandising, and eight years a vice president of sales and marketing in jewelry manufacturing.

Most recently, he was vice president of product development and merchandising at New York City-based Bel-Oro International, where he was in charge of the firm’s gold, silver and gemstone products. While at Bel-Oro, he created over 25 new programs and projects for department stores as well as the nation’s three largest electronic retailers. Earlier, he was vice president for product development at Aurafin-Oroamerica in Burbank, California. Prior to that, he served as senior vice president of sales and marketing at Creative Gems and Jewelry Co., Ltd., a manufacturing company in Bangkok, Thailand. There he managed and developed a sales network covering markets in Italy, Germany, Japan, Hong Kong and the U.S. Before that, he was a group general manager for Bloomingdale’s, responsible for 34 retail operations from New York to Florida.

Mr. Tangchai’s appointment is the latest step taken by LJI in a major expansion of its sales, marketing and investor presence in the U.S. and Canada. Earlier this week, the Company announced that it is establishing a new 10,000 square-foot facility in Southern California to serve both as a base for its North American sales and as an executive office. LJI will continue to be headquartered in Hong Kong, but the Company’s Chairman and CEO Yu Chuan Yih will utilize the new site as a base for an outreach program to its North American investors. The vast majority of the Company’s shareholders reside in the U.S., and the new office is intended to provide them with better access to the Company’s top management.

About LJ International Inc.

LJ International Inc. (Nasdaq: JADE) is a publicly-owned company engaged in designing, branding, marketing and distributing a full range of fine jewelry, which has been built on a vertical integration strategy and an unwavering commitment to quality and service. LJ International distributes mainly to fine jewelers, department stores, national jewelry chains and electronic and specialty retailers throughout North America and Western Europe, with a growing retail presence in China through stores and e-shopping sites. Its product lines incorporate all major categories sought by major retailers, including earrings, necklaces, pendants, rings and bracelets.

For more information on LJI, go to its Web site at http://www.ljintl.com.

Forward looking statement: Except for the historical information, the matters discussed in this news release may contain forward-looking statements, including, but not limited to, factors relating to future sales. These forward-looking statements may involve a number of risks and uncertainties. Actual results may vary significantly based on a number of factors, including, but not limited to, uncertainties in product demand, the impact of competitive products and pricing, changing economic conditions around the world, release and sales of new products and other risk factors detailed in the company’s most recent annual report and other filings with the Securities and Exchange Commission.

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